
September 25, 2012

Via E-mail
John A. Manzoni
Chief Executive Officer
Talisman Energy Inc.
888 3rd Street S.W.
Suite 2000
Calgary, Alberta Canada T2P 5C5

> **Re: Talisman Energy Inc.**
> **Form 40-F for Fiscal Year ended December 31, 2011**
> **Filed March 5, 2012**
> **File No. 001-06665**

Dear Mr. Manzoni:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.5 Annual Information Form

Reserves Estimates, page 22

1.   Expand your discussion of your proved undeveloped reserves (PUDs) to address all of the causes for material changes in your PUDs during the year. Currently, you address only the conversion of PUDs to proved developed. Address also extensions and discoveries, sales and acquisitions, etc. See Item 1203 of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director